Havaya Corp.
51 Sheshet Hayamim St.
Kfar Saba   44269
Israel
Tel: 1-800-878-5756

October 12, 2010

By Fax and Edgar

Russell Mancuso
Branch Chief - Legal
Securities and Exchange Commission
Fax:	202-772-9349

Re: Havaya Corp.
Registration Statement on Form S-1 - Amendment No. 4
File No. 333-165083
Originally Filed February 26, 2010

Dear Mr. Mancuso:

Havaya Corp. (“Havaya”) acknowledges receipt of the letter dated September 14, 2010 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC").  Per the instructions in your letter, we have amended our Registration Statement on Form S-1 (the "Fourth Amended Draft") and have tracked all changes in the edgarized document for ease of review.  The following is an item-by-item response to the Staff’s comments.

We appreciate the Staff's comments as well as the opportunity this process provides to improve the content of our SEC filings.  Where we agree to make requested revisions to our disclosures in future filings with the SEC, such agreement and any such revisions to disclosures made in future filings should not be taken as an admission that prior disclosures were in any way deficient.  We have noted in our responses below the disclosures that we anticipate will be affected by this internal review process insofar as they may be applicable to the Staff's comments.  Any changes in our future SEC filings made as a result of this review process should not be taken as an admission that prior disclosures were in any way deficient.

We acknowledge that Havaya is responsible for the adequacy and accuracy of the disclosure in its filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing.  We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Set forth below are the Staff's comments contained in the Staff Letter (in bold face type) followed by our responses.

Havaya Corp.
51 Sheshet Hayamim St.
Kfar Saba   44269
Israel
Tel: 1-800-878-5756

State securities laws may limit… page 15

1.
We note your revised disclosure in response to prior comment 5.  Please revise your disclosure to clarify the applicability of the manual exemption to the resale of your shares.  In this regard, please disclose whether you will seek coverage in one of the accepted publications and, if so, when you will do so.  Also, please revise to clarify the applicability of the exemption for non-issuer transactions effected through broker-dealers given that you have not registered your securities under Section 12 of the Exchange Act.

Response:  Revised.  We have revised the second paragraph of Risk Factor No. 28 to clarify the applicability of the manual exemption and the applicability of the exemption for non-issuer transactions effected through broker-dealers to the resale of our shares as follows:

“We currently do not intend to register or qualify our stock in any state or seek coverage in one of the recognized securities manuals.  Because the shares of our common stock registered hereunder have not been registered for resale under the blue sky laws of any state, and we have no current plans to register or qualify our shares in any state, the holders of such shares and persons who desire to purchase such shares in any trading market that might develop in the future should be aware that there may be significant state blue sky restrictions upon the ability of investors to purchase and sell such shares.  In this regard, each state's statutes and regulations must be reviewed before engaging in any securities sales activities in a state to determine what is permitted, or not permitted, in a particular state.  Nevertheless, we do intend to file a Form 8-A promptly after this registration statement becomes effective, thereby subjecting our stock registered hereunder to registration under Section 12 of the Securities Exchange Act of 1934.  Furthermore, even in those states that do not require registration or qualification for the resale of registered securities, such states may require the filing of notices or place additional conditions on the availability of exemptions.  Accordingly, since many states continue to restrict the resale of securities that have not been qualified for resale, investors should consider any potential secondary market for our securities to be a limited one.”

Should our stock become limited…. Page 16

2.
We note your response to prior comment 6 and your revised disclosure on page 22 concerning the $5,000 commitment from your directors.  Please file the documents evidencing the commitment as an exhibit to the registration statement.  Also, please tell us how you determined that $5,000 is sufficient to “cover [y]our costs to comply with the federal securities laws over the next 12 months.”

Response:  Our directors have now agreed to loan us up to an aggregate of $10,000 if necessary to help cover our costs to comply with the federal securities laws over the next 12 months.  We have filed a copy of the undertaking of our Directors concerning their commitment to each loan us $5,000 as an exhibit to the Fourth Amended Draft.   As noted in our response to comment 7 in our letter to the SEC dated July 12, 2010, we have estimated our legal and accounting expenses (including federal securities law compliance) for the next twelve months to be $25,000, and we have approximately $19,422 in cash in the bank.  Therefore, we believe that an additional $10,000 (for a total of $29,422) would be sufficient to cover our costs to comply with the federal securities laws over the next 12 months.

Havaya Corp.
51 Sheshet Hayamim St.
Kfar Saba   44269
Israel
Tel: 1-800-878-5756

Marketing/Advertising Strategy, page 24

3.
We note your revised disclosure on page 24 in response to prior comment 9.  Please identify in your prospectus the regional Florida-based advertising agency that you reference and file its consent as well as a consent from National TV Spots.

Response:          We have been unable to reach the regional Florida-based advertising agency. Therefore, we have deleted the reference in the document to the regional Florida-based advertising agency.  We have filed a consent from National TV Spots as an exhibit to the Fourth Amended Draft.

Results of Operations, page 26

4.
We note your disclosure on page F-4 of $2,946 of filing fees during the six months ended June 30, 2010.  With a view to disclosure, please tell us the purpose of these facts and who has or will receive them.

Response:  The $2,946 described on page F-4 of our financial statements were paid to Vintage for Edgar filing services.

The Market Opportunity, page 29

5.
We note your response to prior comment 12 and reissue.  Please send us the information requested in the comment.  We also note that you have reinserted the web addresses of internet sites in this section and therefore reissue comment 33 to our letter dated March 24, 2010.

Response:  Revised.  We have revised the document to delete the web addresses of the internet sites from which we obtained information regarding the prices at which our competitors are selling similar products.  We have provided the SEC with all of the information that we have collected concerning the prices of our competitors and with the web addresses of all internet sites from where we obtained such information.  Please see the Fourth Amended Draft.

Product Pricing, page 31

6.
We note your response to prior comment 14 but cannot agree with your analysis.  If you elect to include your gross margins, please also revise the table to include one of the measures of income mentioned in Regulation S-K 10(b)(2).  We note from your response to prior 15 that such information is available to you since your pricing reflects operating costs.

Response:  Revised. We have revised the document to include a description of our projected per unit sales margins for the next five years and of our projected per unit operating costs relating to such sales.  Please see the revised table in the Fourth Amended Draft.

Our Competition, page 31

7.
We note your revised disclosure in the first paragraph on page 33 in response to prior comment 16.  Please revise to disclose your response indicating that you do not know which of your competitors are reselling the same product as you.

Havaya Corp.
51 Sheshet Hayamim St.
Kfar Saba   44269
Israel
Tel: 1-800-878-5756

Response:  Revised. We have revised page 33 of the document to disclose that we do not know which of our competitors are reselling the same product as we are.  Please see the Fourth Amended Draft.

8.
Refer to the bullet points that you added in response to prior comment 18 beginning on page 37.  Please clarify your competitive position relative to the issues described in your second and third bullet points.  Also, with regard to the last bullet point, please clarify how long the product that you intend to sell has been marketed by your suppliers’ other distributors.

Response:  Revised. We have revised page 37 of the document to disclose our competitive position relative to the issues described in our second and third bullet points.  Please see the Fourth Amended Draft.

In addition, we have revised the last bullet to clarify that our supplier has been selling its teeth whitening product for over five years.

9.
We note your revised disclosure in response to prior comment 18.  With respect to the studies you reference in this section, we refer to comment 29 in our letter dated March 24, 2010 and ask that you please tell us:

•	how you confirmed that the data reflects the most recent available information;
•	whether all of the data is publicly available;
•	whether you paid for the compilation of any of the data;
•	whether any data was prepared for your use; and
•	whether the authors of the data consented to your use of such data in the registration statement.

If you were affiliated with the preparation of any of the data, please ensure that your disclosure clearly indicates the nature of all such affiliations.  Also, please tell us why you did file the consent of the researchers that you cite; see Rule 436.

Response:  We believe that the data disclosed in this section reflect the most recent available information because we researched relevant studies and our research did not locate any more recent studies that contradict the data included in the cited studies.  All of the data provided by us in our disclosure in this section is publicly available.  We did not pay for the compilation of any the data.  None of the data was prepared specifically for our use, and we were not affiliated with the preparation of the data.  While we did not receive explicit authorization to use this information, since this information is widely available from public sources, we believe that it is in the public domain and that we do not need any authorizations as long as we reference the source of the information.

Existing or Probable Government Regulation, page 39

10.
We note your response to prior comment 19; however, you continue to refer to required licenses at the bottom of page 11 and on page 40 without explaining the regulations that require those licenses and how those regulations affect your business.  Please clarify.

Havaya Corp.
51 Sheshet Hayamim St.
Kfar Saba   44269
Israel
Tel: 1-800-878-5756

Response:          Revised. We have revised pages 11 and 40 of the document to clarify that we will act in accordance with applicable regulations and that currently we are not required to hold any licenses to conduct our business as presently operated.  Please see the Fourth Amended Draft.

Financial Statements, page F-3

11.
Refer to our prior comment 22.  As we requested, please revise to include the interim statement of operations and cash flows for the corresponding interim period in the prior fiscal year (i.e. for the interim period ended June 30, 2009).  Refer to Rule 8-03 of Regulation S-X.

Response:  Revised.  We have revised the financial statements for the period ended June 30, 2010 for the interim period ended June 30, 2009.  Please see the Fourth Amended Draft.

Exhibits, page II-3

12.
We note your pending request for confidential treatment in response to prior comment 24.  We will provide any comments on your request in a separate letter.  Comments on your request must be resolved before we may accelerate the effectiveness of this registration statement.

Response:  We have revised the Fourth Amended Draft to include the complete supply agreement, including all of the details in Exhibit A and therefore withdraw the confidential treatment request.  We trust that the withdrawal of our request will accelerate the effectiveness of our registration statement.

*           *           *

We trust that the responses provided above address the issues raised in the Staff Letter.  If you have any questions or require further clarification, please do not hesitate to contact at Tel: 1-800-878-5756.

Sincerely,

Avraham Grundman, President and Treasurer
Havaya Corp.

VIA EDGAR
cc:	Joseph McCann, Securities and Exchange Commission, Division of Corporation Finance - Edgar